March 31, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RoomStore, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

RoomStore, Inc., a Virginia Corporation (“RoomStore” or the “Company”) is pleased to submit the attached Form S-l Registration Statement under the Securities Act of 1933. We would like to note that the Company has not included separate financial statements for Creative Distributions Services, LLC (“CDS”). CDS is a real estate investment company which owns and leases a warehouse property in South Carolina. The warehouse lease is to a third party totally unrelated to RoomStore or the furniture industry. CDS does not own any other properties. Until very recently, RoomStore had a 28.75% membership interest in CDS. In September 2008 one of the other partners was bought out and the ownership percentage increased to 31.0%. Below is a summary of key financial information for the individual companies.

	02/29/08	02/28/07	9 Months 02/28/06
	(Dollars in thousands)
RoomStore Investment in CDS	$1,353	$1,181	$1,031
CDS Total Assets**	5,430	4,728	4,203
RoomStore Assets	105,878	101,486	98,673
Investment % of RoomStore Total Assets	1.3%	1.1%	1.0%
RoomStore Equity in CDS’ Income	172	150	49
RoomStore Income before Taxes	1,658	712	4,901
% of RoomStore Income	10.4%	21.1%	1.0%
CDS Total Revenues**	953	898	702
RoomStore Total Revenues	368,872	378,165	279,735
% of RoomStore Total Revenue	0.3%	0.2%	0.3%

**	CDS data in the above table is for the periods ending December 31, 2007, 2006 and 2005.

Our Mission is to be the best-performing furniture retailer in the markets we serve by providing excellent value to our customers. We offer professionally coordinated, quality home furnishings at low prices, and ensure prompt and professional customer service and delivery.

12501 Patterson Avenue, Richmond, Virginia 23238 — 804-784-7600

Securities and Exchange Commission

March 31, 2009

Applying Rule 3-09 of Regulation S-X, we slightly exceed the 20% threshold under the income test in 2007 (RoomStore’s equity share of CDS’ 2007 income was 21.1%). As can be seen, we do not come close to exceeding any of the significant equity method investee tests under the other tests or using other measures such as assets and revenues. CDS revenues represent less than one half of one percent of consolidated revenues. We also emphasize that CDS is a real estate investment company and is completely unrelated to RoomStore’s operations as a furniture retail company. RoomStore does not have any other similar investments. We do not believe, therefore, that CDS audited financial statements called for by Rule 3-09 of Regulation S-X are relevant to our investors.

Thank you for your assistance with this filing. If you have any questions or require additional information, please contact me at (804) 784-7611.

Sincerely,

Lewis M. Brubaker, Jr.
Senior Vice President & Chief Financial Officer